UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

DUMA ENERGY CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

264567108
(CUSIP Number)

Jeremy G. Driver
and
K.W. Navigation, Inc.
14019 S.W. Fwy #301-600
Sugar Land, TX 77478
Telephone: 832-444-8866
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Names of Reporting Person:     Jeremy Driver
I.R.S. Identification Nos. of above persons (entities only).

1.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     [  ]
(b)     [  ]
Not applicable.
2.     SEC Use Only:

3.     Source of Funds (See Instruction):     OO

4.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [  ] Not applicable.

5.     Citizenship or Place of Organization:     United States

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.     Sole Voting Power:     2,068,666 Shares of Common Stock (1)

8.     Shared Voting Power:   1,967,666 Shares of Common Stock (2)

9.     Sole Dispositive Power:  2,068,666 Shares of Common Stock (1)

10.   Shared Dispositive Power:  1,967,666 Shares of Common Stock (2)

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:   4,036,332 Shares of Common Stock

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):   Not applicable

13.   Percent of Class Represented by Amount in Row (11):    37.4%(3)

14.   Type of Reporting Person (See Instructions):     IN

Notes:

(1)     Represents (i) 1,968,666 shares of the Issuer's common stock held by K.D. Navigation Inc., which is solely owned by Kara Driver, the wife of Jeremy Driver, and (ii) 100,000 stock options held by Jeremy Driver to acquire an equivalent number of common shares at an exercise price of $2.50 per share.

(2)      On August 23, 2012, Kara Driver, the wife of Jeremy Driver, acquired a 50% ownership interest in K.W. Navigation Inc., which held 1,967,666 shares of the Issuer's common stock as of such date. Jeremy Driver disclaims beneficial ownership of these securities except to the extent of his wife's pecuniary interest therein, and the inclusion of these shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose. These shares are also being reported by K.W. Navigation Inc. as a reporting person herein.

(3)     Based on 10,789,703 shares of the Issuer's common stock issued and outstanding as of August 23, 2012.

Names of Reporting Person:     K.W. Navigation, Inc.
I.R.S. Identification Nos. of above persons (entities only).

1.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     [  ]
(b)     [  ]
Not applicable.
2.     SEC Use Only:

3.     Source of Funds (See Instruction):     WC

4.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [  ] Not applicable.

5.     Citizenship or Place of Organization:     Texas

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.     Sole Voting Power:     1,967,666 Shares of Common Stock (1)

8.     Shared Voting Power:    Nil

9.     Sole Dispositive Power:   1,967,666 Shares of Common Stock (1)

10.   Shared Dispositive Power:   Nil

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:   1,967,666 Shares of Common Stock (1)

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):    Not applicable

13.   Percent of Class Represented by Amount in Row (11):    18.2%(1)

14.  Type of Reporting Person (See Instructions):     CO

Notes:

(1)      On August 23, 2012, the Kara Driver, wife of Jeremy Driver, acquired a 50% ownership interest in K.W. Navigation Inc., which held 1,967,666 shares of the Issuer's common stock as of such date. Jeremy Driver disclaims beneficial ownership of these securities except to the extent of his wife's pecuniary interest therein, and the inclusion of these shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose. These shares are also being reported by Jeremy Driver as a reporting person herein.

(2)     Based on 10,789,703 shares of the Issuer's common stock issued and outstanding as of August 23, 2012.

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the Exchange Act. Jeremy Driver and K.W. Navigation Inc. are sometimes referred to herein as the "Reporting Persons."

ITEM 1.     SECURITY AND ISSUER

This statement relates to the voting common stock, par value $0.001, of Duma Energy Corp., a Nevada corporation (the "Issuer"). The Issuer maintains its principal executive offices at 800 Gessner, Suite 200, Houston, Texas 77024.

ITEM 2.     IDENTITY AND BACKGROUND

Name:

This statement is filed by Jeremy Driver and K.W. Navigation, Inc.

Residence or Business Address:

The business address for Jeremy Driver is:
800 Gessner, Suite 200
Houston, Texas 77024

The business address for K.W. Navigation Inc. and Kara Driver (owner of 50% interest in K.W. Navigation Inc.) is:
14019 SW Frwy #301-600
Sugar Land, Texas 77478.

Present Principal Business or Occupation:

Jeremy Driver's principal occupation is as a businessman. He is a director and officer of the Issuer.

K.W. Navigation Inc. was incorporated in Texas on December 8, 2006 as a private company carrying out investing activities.

Kara Driver's principal occupation is as a homemaker. She is the wife of Jeremy Driver.

Place of Organization or Citizenship:

Jeremy Driver is an American citizen.

K.W. Navigation Inc. is organized as a private company under the laws of the State of Texas.

Kara Driver is an American citizen.

Criminal Proceedings:

During the last five years, none of the Reporting Persons nor Kara Driver has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Civil Proceedings:

During the last five years, none of the Reporting Persons or Kara Driver has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 23, 2012, Kara Driver, the wife of Jeremy Driver, acquired a 50% ownership interest in K.W. Navigation Inc., which held 1,967,666 shares of the Issuer's common stock as of such date. The source of funds for Kara Driver's acquisition of her interest in K.W. Navigation Inc. was her personal funds.

Jeremy Driver previously filed a Schedule 13D with the SEC on September 29, 2011, and K.W. Navigation previously filed a Schedule 13D with the SEC on October 3, 2011. Between such filing dates and August 23, 2012, Jeremy Driver and K.W. Navigation Inc. acquired shares of the Issuer as described below.

All transactions prior to April 4, 2012 are described below on a pre-reverse split basis.

Jeremy Driver - direct holdings

On December 1, 2009, Jeremy Driver was granted an aggregate of 2,500,000 stock options to purchase shares at an exercise price of $0.20 per share and expiring on December 1, 2012. The stock options were subject to vesting provisions such that the options vested in four equal semi-annual instalments commencing on December 1, 2009. As of the date of this Schedule 13D, all of the options have vested. These stock options were subsequently repriced at an exercise price of $0.10 per share on April 21, 2011. On April 4, 2012 the Issuer completed a 1:25 reverse stock split and accordingly, these options now represent options to purchase 100,000 shares of the Issuer's common stock at an exercise price of $2.50 per share.

Jeremy Driver - holdings through K.D. Navigation

On October 12, 2011, the Mr. Driver, through K.D. Navigation, acquired 100,000 common shares in the open market at a price of $0.095 per share;

On October 12, 2011, the Mr. Driver, through K.D. Navigation, acquired an additional 100,000 common shares in the open market at a price of $0.099 per share;

On October 13, 2011, the Mr. Driver, through K.D. Navigation, acquired an additional 199,460 common shares in the open market at a price of $0.1129 per share;

On October 14, 2011, the Mr. Driver, through K.D. Navigation, acquired an additional 40,000 common shares in the open market at a price of $0.1129 per share;

On October 17, 2011, the Mr. Driver, through K.D. Navigation, acquired an additional 20,000 common shares in the open market at a price of $0.11 per share;

On October 17, 2011, the Mr. Driver, through K.D. Navigation, acquired an additional 90,600 common shares in the open market at a price of $0.112 per share;

On October 24, 2011, the Mr. Driver, through K.D. Navigation, acquired an additional 25,000 common shares in the open market at a price of $0.125 per share;

On October 26, 2011, the Mr. Driver, through K.D. Navigation, acquired an additional 75,000 common shares in the open market at a price of $0.126 per share;

On November 8, 2011, the Mr. Driver, through K.D. Navigation, acquired an additional 30,000 common shares in the open market at a price of $0.112 per share;

On November 8, 2011, the Mr. Driver, through K.D. Navigation, acquired an additional 24,940 common shares in the open market at a price of $0.113 per share;

On November 8, 2011, the Mr. Driver, through K.D. Navigation, acquired an additional 25,000 common shares in the open market at a price of $0.11 per share;

On November 9, 2011, the Mr. Driver, through K.D. Navigation, acquired an additional 20,000 common shares in the open market at a price of $0.10 per share;

On November 11, 2011, the Mr. Driver, through K.D. Navigation, acquired an additional 75,000 common shares in the open market at a price of $0.105 per share;

On November 11, 2011, the Mr. Driver, through K.D. Navigation, acquired an additional 25,000 common shares in the open market at a price of $0.109 per share;

All open market purchases were made with K.D. Navigation's working capital.

As a result of a 1 new share for 25 old share reverse stock split completed on April 4, 2012, the Mr. Driver's shareholdings through KD. Navigation decreased from 49,216,667 common shares to 1,968,666 common shares.

K.W. Navigation Inc.

On October 12, 2011, K.W. Navigation Inc. acquired 100,000 common shares in the open market at a price of $0.095 per share;

On October 12, 2011, K.W. Navigation Inc. acquired an additional 100,000 common shares in the open market at a price of $0.099 per share;

On October 13, 2011, K.W. Navigation Inc. acquired an additional 64,000 common shares in the open market at a price of $0.10 per share;

On October 13, 2011, K.W. Navigation Inc. acquired an additional 110,000 common shares in the open market at a price of $0.112 per share;

On October 14, 2011, K.W. Navigation Inc. acquired an additional 26,000 common shares in the open market at a price of $0.112 per share;

On October 14, 2011, K.W. Navigation Inc. acquired an additional 105,000 common shares in the open market at a price of $0.115 per share;

On October 17, 2011, K.W. Navigation Inc. acquired an additional 5,000 common shares in the open market at a price of $0.109 per share;

On October 17, 2011, K.W. Navigation Inc. acquired an additional 50,000 common shares in the open market at a price of $0.1125 per share;

On October 18, 2011, K.W. Navigation Inc. acquired an additional 4,700 common shares in the open market at a price of $0.112 per share;

On October 24, 2011, K.W. Navigation Inc. acquired an additional 55,000 common shares in the open market at a price of $0.128 per share;

On October 25, 2011, K.W. Navigation Inc. acquired an additional 35,000 common shares in the open market at a price of $0.121 per share;

On October 26, 2011, K.W. Navigation Inc. acquired an additional 10,300 common shares in the open market at a price of $0.126 per share;

On November 8, 2011, K.W. Navigation Inc. acquired an additional 50,000 common shares in the open market at a price of $0.108 per share;

On November 8, 2011, K.W. Navigation Inc. acquired an additional 25,000 common shares in the open market at a price of $0.11 per share;

On November 9, 2011, K.W. Navigation Inc. acquired an additional 20,000 common shares in the open market at a price of $0.10 per share;

On November 11, 2011, K.W. Navigation Inc. acquired an additional 75,000 common shares in the open market at a price of $0.105 per share;

All open market purchases were made with K.W. Navigation's working capital.

On April 4, 2012 the Issuer completed a 1:25 reverse stock split and accordingly, K.W. Navigation Inc.'s shareholdings decreased from 49,191,666 common shares to 1,967,666 common shares.

ITEM 4.     PURPOSE OF TRANSACTION

Jeremy Driver's wife acquired her 50% ownership interest in K.W. Navigation Inc. (and thus Jeremy Driver acquired his indirect interest in shares of the Issuer's common stock held by K.W. Navigation Inc.) as part of her overall investment strategy.

Each of K.D. Navigation and K.W. Navigation Inc. acquired securities of the Issuer as described above in Item 3 as part of their respective overall investment strategies.

Subject to all relevant securities law restrictions, the Reporting Persons may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, the Reporting Persons do not have any current plans or proposals that relate to or would result in:

(a)     the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)     any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)     a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)     any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)     any material change in the present capitalization or dividend policy of the Issuer;

(f)     any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)     changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)     causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)     a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)     any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

The filing of this statement by the Reporting Persons shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)     Jeremy Driver: For the purposes of this statement, Jeremy Driver is reporting herein that as of August 23, 2012, he was the beneficial owner of 4,036,332 shares (or approximately 37.4%) of the Issuer's common stock, consisting of: (i) 1,968,666 shares held by K.D. Navigation Inc., (ii) 1,967,666 shares held by K.W. Navigation Inc., and (iii) 100,000 shares issuable upon exercise of stock options held by Jeremy Driver, exercisable at $2.50 per share and expiring on December 1, 2012.

K.W. Navigation Inc.: For the purposes of this statement, K.W. Navigation Inc. is reporting herein that as of August 23, 2012, K.W. Navigation Inc. was the beneficial owner of 1,967,666 shares (or approximately 18.2%) of the Issuer's common stock.

(b)     Jeremy Driver: For the purposes of this statement, Jeremy Driver is reporting herein that as of August 23, 2012, (i) he had (through K.D. Navigation Inc.) the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 1,968,666 shares (or approximately 18.2%) of the Issuer's common stock; (ii) he had (through K.W. Navigation Inc.) the shared power to vote or to direct the voting of, or to dispose or to direct the disposition of 1,967,666 shares (or approximately 18.2%) of the Issuer's common stock; and (iii) he had (directly) the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 100,000 shares (less than 1%) of the Issuer's common stock, issuable upon exercise of stock options held by Jeremy Driver, exercisable at $2.50 per share and expiring on December 1, 2012.

K.W. Navigation Inc.: For the purposes of this statement, K.W. Navigation Inc. is reporting herein that as of August 23, 2012, K.W. Navigation Inc. had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 1,967,666 shares (or approximately 18.2%) of the Issuer's common stock.

(c)     As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Persons other than as disclosed herein.

(d)     As of the date hereof, to the best knowledge and belief of the undersigned, no person other than the Reporting Persons had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e)     Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as disclosed herein, none of the Reporting Persons have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and none of the Reporting Persons have not pledged securities of the Issuer nor are the securities of the Issuer held by any of the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit     Description of Exhibit
A.             Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2012

/s/ Jeremy Driver
Jeremy Driver

K.W. NAVIGATION, INC.

By:      /s/ Kara Driver
          Kara Driver

EXHIBIT A

JOINT FILING AGREEMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

DUMA ENERGY CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

264567108
(CUSIP Number)

JOINT FILING AGREEMENT

The undersigned agree that the accompanying statement on Scheduled 13D, dated September 18, 2012, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) promulgated under the Exchange Act.

Dated: September 18, 2012

/s/ Jeremy Driver
Jeremy Driver

K.W. NAVIGATION, INC.

By:      /s/ Kara Driver
           Kara Driver